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Public

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68480

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (mm/dd/yy) AND ENDING **12/31/19** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Atlas Technology Group LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Filbert Street, Suite 100
(No. and Street)

San Francisco (City) **California** (State) **94133** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tony Trousset **415-407-9279**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – if individual, state last, first, middle name)

12657 Alcosta Blvd., Suite 500 (Address) **San Ramon** (City) **California** (State) **94583** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Tony Trousset**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Atlas Technology Group LLC**, as of **December 31, 2019**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

KYLE DEVIN EISENBERG
COMM. # 2238120
SAN FRANCISCO COUNTY
NOTARY PUBLIC-CALIFORNIA
MY COMMISSION EXPIRES
MAY 10, 2022

Signature

Managing Member
Title

Notary Public

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA COUNTY OF SAN FRANCISCO
Subscribed and sworn to (or affirmed) before me on this 13 day of FEBRUARY 2020 by TONY MICHAEL TROUSSET

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary)

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Atlas Technology Group LLC
(SEC ID No. 8-68480)

Annual Audit Report

December 31, 2019

PUBLIC DOCUMENT

TABLE OF CONTENTS

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Atlas Technology Group LLC
San Francisco, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Atlas Technology Group LLC as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Atlas Technology Group LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As described in Note 2 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Update No. 2016-02, *Leases*. Our opinion is not modified with respect to this matter.

Basis for Opinion

This financial statement is the responsibility of Atlas Technology Group LLC's management. Our responsibility is to express an opinion on Atlas Management Group LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Atlas Technology Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Armanino LLP

Armanino[LLP]
San Ramon, California

We have served as Atlas Technology Group LLC's auditor since 2019.
February 28, 2020

MOORE

An independent firm
associated with Moore
Global Network Limited

Atlas Technology Group LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$ 6,079,190
Accounts receivable, net	1,364,037
Due from member	261,589
Contract costs	314,006
Prepaid expenses and other assets	192,318
Furniture and equipment, net	3,733
Total assets	$ 8,214,873

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 127,315
Accrued compensation	690,000
Other liabilities	96,594
Total liabilities	913,909
Member's equity	7,300,964
Total liabilities and member's equity	$ 8,214,873

The accompanying notes are an integral part of these financial statements.

Atlas Technology Group LLC
Notes to the Financial Statements
December 31, 2019

1. ORGANIZATION

Atlas Technology Group LLC (the "Company") was organized as a California limited liability company in November 2009 and operates in San Francisco, California. Under this form of organization, the member is not liable for the debts of the Company. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in October 2010. The Company advises public and private companies on mergers, acquisitions, and private placements on a fee basis.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. At December 31, 2019 there were no cash equivalents.

Accounts receivable

Accounts receivable represents amounts that are due from clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The allowance for doubtful accounts was $250,000 at December 31, 2019.

Furniture and equipment

Furniture and equipment is carried at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets of 3 to 7 years. Expenditures for repairs and maintenance which do not extend the useful life of the equipment are charged to expense as incurred.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Income taxes

The Company, a limited liability company, elected to become an S Corporation for federal and state income tax purposes. The Company obtained approval from the Internal Revenue Service in March 2019 to be treated as an S Corporation with a retroactive effective date of January 1, 2018. Upon election and pursuant to laws pertaining to income taxation of S corporations, no federal income tax is paid by the Company. The income or loss of the Company is reported on the individual tax return of the stockholder of the Company. Accordingly, no provision for income taxes is reflected in the financial statements besides the California state franchise tax.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

As the Company was not approved as a taxable entity under S Corporation rules until 2019, the Company paid the California franchise tax due for both 2019 and 2018 during the year ended December 31, 2019. The Company is no longer subject to examinations by major jurisdictions for tax years prior to 2015.

Recently adopted accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* ("ASU 2016-02"). The primary objective of ASU 2016-02 is to increase transparency and comparability by recognizing lease assets and liabilities on the balance sheet and to expand related disclosures. ASU 2016-02 requires a "right-of-use" asset and a payment obligation liability on the balance sheet for most leases and subleases with original terms longer than 12 months. ASU 2016-02 was effective January 1, 2019 and the Company implemented accordingly. The Company identified the affected population of its leases and did not record a cumulative-effect adjustment to the opening balance of member's equity at January 1, 2019 as the impact of implementation was immaterial.

3. LEASE OBLIGATIONS

The Company rents office space in San Francisco, California under an operating lease that expires on March 31, 2020. Amounts reported in the statement of financial condition as of December 31, 2019 related to the operating lease include a right-of-use lease asset of $51,686, included as a component of prepaid expenses and other assets, and a lease liability of $55,878, included in other liabilities. The future minimum lease obligation due in 2020 is $56,114. The Company is actively searching for new office space in the same vicinity.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital of the greater of $5,000 or the ratio of aggregate indebtedness to net capital not to exceed 15 to 1, both as defined. At December 31, 2019, the Company's net capital was $5,906,440 which exceeded the minimum requirement by $5,848,958. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019 was 0.15 to 1.

5. RISK CONCENTRATIONS

At December 31, 2019, 81% of accounts receivable was due from two. At December 31, 2019, the Company held deposits at a financial institution, which were in excess of the applicable federal insurance limits by $5,828,664.

6. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may receive inquiries or become involved in legal disputes regarding various litigation matters. In the opinion of management, any potential liabilities resulting from such claims would not have a material adverse effect on the Company's financial position or results of operations. At December 31, 2019, the Company was in dispute with a client regarding payment of outstanding investment banking fees totaling approximately $950,000; these amounts are included in the accounts receivable balance in the accompanying statement of financial condition. Management believes that it will be successful in its efforts to collect the outstanding fees and has, therefore, not recorded a reserve against the amounts receivable.

7. RELATED PARTY TRANSACTIONS

At times, the managing member pays for items that are of a personal nature using Company funds. When that happens, the charges become a due from the managing member. At December 31, 2019, the amount due to the Company by the managing member totaled $261,589.

8. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) defined contribution plan for eligible employees. Under the plan, the Company may make discretionary profit sharing contributions to the plan. During 2019, the Company made no profit-sharing or matching contributions to the plan.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2020, the date which the financial statements were issued. No subsequent events have occurred that would have a material impact on the presentation of the Company's financial statements.